Exhibit 4.5

FORM OF ESCROW AGREEMENT

First Republic Trust Company

111 Pine Street, 4th Floor

San Francisco, CA 94111

Re:	KBS REAL ESTATE INVESTMENT TRUST, INC.

Ladies and Gentlemen:

KBS Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), will issue in a public offering (the “Offering”) its common stock (the “Stock”) pursuant to a Registration Statement on Form S-11 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”). KBS Capital Markets Group LLC, a California limited liability company (the “Dealer Manager”), will act as dealer manager for the Offering. The Company is entering into this agreement with First Republic Trust Company (the “Escrow Agent”) to set forth the terms on which you, as Escrow Agent, will hold and disburse the proceeds from subscriptions from the purchase of Stock in the Offering until such time as: (i) in the case of subscriptions received from all persons not affiliated with the Company or its advisor, KBS Capital Advisors LLC (“Non-Affiliates”), other than from Pennsylvania Subscribers (as defined below), the Company has received subscriptions for Stock resulting in total minimum capital raised of $2,500,000 (the “Required Capital”); and (ii) in the case of subscriptions received from residents of Pennsylvania (“Pennsylvania Subscribers”), the Company has received subscriptions for Stock from Non-Affiliates resulting in total minimum capital raised of $66,700,000 (the “Pennsylvania Required Capital”).

Based upon your representation and warranty that you are, and at all times during the term of this agreement will be, deemed a “bank” as that term is defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, the Company hereby appoints you as Escrow Agent for purposes of holding the proceeds from the subscriptions for the Stock, on the terms and conditions hereinafter set forth:

1. Until such time as the Company has received subscriptions for Stock resulting in total minimum capital raised equal to the Required Capital and such funds are disbursed in accordance with paragraph 3 hereof, persons subscribing to purchase the Stock will be instructed by the Dealer Manager or any soliciting dealers to remit the purchase price in the form of checks payable to the order of, “FIRST REPUBLIC TRUST COMPANY, AS ESCROW AGENT FOR KBS REAL ESTATE INVESTMENT TRUST, INC.” Any checks received made payable to a party other than the Escrow Agent shall be returned to the Dealer Manager or soliciting dealer, as applicable, who submitted the check. By the end of the second business day after receipt of any check from the Offering, the Dealer Manager will transmit, or cause to be transmitted, to you: (a) an electronic file in a compatible format containing the subscriber’s name, address, tax identification number or social security number, number of shares purchased and purchase price remitted, (b) a statement confirming the receipt from such subscriber of a Form W-9 (as defined below), and (c) the check from such subscriber, for deposit by you into an interest-bearing deposit account entitled “ESCROW ACCOUNT FOR THE BENEFIT OF SUBSCRIBERS FOR

COMMON STOCK OF KBS REAL ESTATE INVESTMENT TRUST, INC.” (the “Escrow Account”), which deposit shall occur within one business day after you receive such materials. Checks received from Pennsylvania Subscribers (as identified as such by the Dealer Manager) shall be accounted for separately in a sub-account entitled “ESCROW ACCOUNT FOR THE BENEFIT OF PENNSYLVANIA SUBSCRIBERS FOR COMMON STOCK OF KBS REAL ESTATE INVESTMENT TRUST, INC.” (the “Pennsylvania Escrow Account”), until such Pennsylvania Escrow Account has closed pursuant to paragraph 3 hereof.

2. You agree to promptly process for collection the checks upon deposit into the Escrow Account or the Pennsylvania Escrow Account, as applicable. You will hold the deposited funds in the Escrow Account or the Pennsylvania Escrow Account until such funds are disbursed in accordance with paragraph 3 hereof. If any of the checks are returned to you for nonpayment prior to receipt by you of the Required Capital or, in connection with subscriptions from Pennsylvania Subscribers, the Pennsylvania Required Capital, you shall promptly notify the Dealer Manager and the Company in writing of such nonpayment, and you are authorized to debit the Escrow Account or the Pennsylvania Escrow Account, as applicable, in an amount equal to such return payment (including any interest earned thereon), and to bill the Company for the returned check fee set forth on Exhibit B.

3. (a) (i) Subject to the provisions of subparagraphs 3(b) - 3(e) below, once collected funds in the Escrow Account are an amount equal to or greater than the Required Capital, and upon receiving written instructions from the Company for disbursement of the funds, you shall disburse to the Company, by check or wire transfer, all funds then in the Escrow Account, including any interest income earned on subscription proceeds deposited in the Escrow Account. For purposes of this Agreement, the term “collected funds” shall mean all funds received by the Escrow Agent that have cleared normal banking channels and are in the form of cash. Following such disbursement, the Escrow Account shall close and thereafter you shall forward directly to the Company any checks received by you from subscribers.

(ii) Regardless of any release of funds from the Escrow Account, the Dealer Manager shall continue to forward, or cause to be forwarded, checks received from Pennsylvania Subscribers to you for deposit into the Pennsylvania Escrow Account until such time as the Company notifies you in writing that total subscription proceeds from Non-Affiliates (including the amount then in the Pennsylvania Escrow Account) equal or exceed the Pennsylvania Required Capital. Within five days of receiving such notice and instructions from the Company for the disbursement of the funds, you shall disburse to the Company, by check or wire transfer, all funds then in the Pennsylvania Escrow Account, including any interest income earned on subscription proceeds deposited in the Pennsylvania Escrow Account. Following such disbursement, you shall close the Pennsylvania Escrow Account, and thereafter you shall forward directly to the Company any checks received by you from Pennsylvania Subscribers.

(b) (i) The “Expiration Date” shall be the date that is exactly one year after the SEC grants an effective order relating to the Registration Statement under Section 8(a) of the Securities Act of 1933, as amended. The Company shall notify you of the Expiration Date as soon as possible after it is determined.

(ii) If, at the close of business on the date that is 30 business days prior to the Expiration

Date, you are not in receipt of evidence of subscriptions and checks for the purchase of Stock providing for total purchase proceeds from Non-Affiliates that equal or exceed the Required Capital, you shall promptly so notify the Company and the Dealer Manager. Within one business day thereafter, the Dealer Manager shall transmit, or cause to be transmitted, to you an executed IRS Form W-9, which may be a substitute executed Form W-9 as contained in the subscription agreement provided such substitute form is in conformity with all applicable IRS regulations, (a “Form W-9”) for each subscriber (unless a Form W-9 for such subscriber has previously been transmitted to you by the Dealer Manager). You shall not be obligated to use any efforts to obtain such Form W-9s from the subscribers, the Company or the Dealer Manager.

(iii) If, at the close of business on the date that is 6 business days prior to the Expiration Date, you are not in receipt of evidence of subscriptions and checks for the purchase of Stock providing for total purchase proceeds from Non-Affiliates that equal or exceed the Required Capital, you shall promptly so notify the Company and the Dealer Manager. Within one business day thereafter, the Dealer Manager shall transmit to you instructions for allocating among the subscribers any interest income earned on the subscription proceeds, which amounts shall be calculated by the Dealer Manager in accordance with paragraph 8.

(iv) If, at the close of business on the Expiration Date, you are not in receipt of evidence of subscriptions accepted on or before such date and checks dated not later than that date for the purchase of Stock providing for total purchase proceeds from Non-Affiliates that equal or exceed the Required Capital, you shall promptly so notify the Company and the Dealer Manager. Promptly following the Expiration Date, and in any event no later than the next business day after the Expiration Date, you shall return directly to each subscriber by your check the collected funds deposited in the Escrow Account and the Pennsylvania Escrow Account on behalf of such subscriber (unless earlier disbursed in accordance with paragraph 3(c) or 3(e) below), or shall return the checks delivered to you if such checks have not been processed for collection prior to such time, together with interest in the amounts instructed by the Dealer Manager pursuant to paragraph 3(b)(iii) for each subscriber at the address given to you by the Dealer Manager. In the event a Form W-9 pertaining to any subscriber has not been received by you from the Dealer Manager, you shall remit an amount to such subscriber in accordance with the provisions hereof, withholding twenty-eight percent (28%) of any interest income on subscription proceeds attributable to such subscriber. However, you shall not be required to remit such payments until you have collected funds represented by such payments.

(c) Notwithstanding subparagraphs 3(a) and 3(b) above, if you are not in receipt of evidence of subscriptions accepted on or before the close of business on such date that is 120 days after the date the Company first accepts a subscription from a Pennsylvania Subscriber (such period, the “Initial Escrow Period”), and checks dated not later than that date, for the purchase of Stock providing for total purchase proceeds from Non-Affiliates that equal or exceed the Pennsylvania Required Capital, you shall promptly so notify the Company and the Dealer Manager. Within one business day thereafter, the Dealer Manager shall transmit to you (i) instructions for allocating among the Pennsylvania Subscribers interest income earned on the subscription proceeds in the Pennsylvania Escrow Account, which amounts shall be calculated by the Dealer Manager in accordance with paragraph 8, and (ii) a Form W-9 for each Pennsylvania Subscriber. The Company shall send to each Pennsylvania Subscriber by certified mail within 10 calendar days after the end of the Initial Escrow Period a notification in the form of Exhibit A. If, pursuant to such notification, a Pennsylvania Subscriber requests the return of his or her subscription funds within 10 calendar days after receipt of the notification (the “Request Period”), you shall promptly refund directly to each Pennsylvania Subscriber the collected funds deposited in the Pennsylvania Escrow Account on behalf of such Pennsylvania Subscriber or shall return the checks delivered, but not yet processed for collection prior to such time, to the address provided by the Dealer Manager or the Company, together with interest income in the amounts instructed by the Dealer Manager. Notwithstanding the above, if you have not received a Form W–9 for such Pennsylvania Subscriber from the Dealer Manager, you shall thereupon remit an amount to such Pennsylvania Subscriber in accordance with the provisions hereof, withholding twenty-eight percent (28%) of any interest income earned on subscription proceeds attributable to such Pennsylvania Subscriber. However, you shall not be required to remit such payments until you have collected funds represented by such payments.

(d) The subscription funds of Pennsylvania Subscribers who do not request the return of their subscription funds within the Request Period shall remain in the Pennsylvania Escrow Account for successive 120-day escrow periods (a “Successive Escrow Period”), each commencing automatically upon the termination of the prior Successive Escrow Period, and the Company and you shall follow the notification and payment procedure set forth in subparagraph 3(c) above with respect to the Initial Escrow Period for each Successive Escrow Period until the occurrence of the earliest of (i) the close of business on the date that is exactly two years after the SEC grants an effective order relating to the Registration Statement under Section 8(a) of the Securities Act of 1933, as amended, (ii) the receipt and acceptance by the Company of subscriptions for the purchase of Stock with total purchase proceeds from Non-Affiliates that equal or exceed the Pennsylvania Required Capital and the disbursement of the Pennsylvania Escrow Account on the terms specified herein, or (iii) all funds held in the Pennsylvania Escrow Account having been returned to the Pennsylvania Subscribers in accordance with the provisions hereof.

(e) If the Company rejects any subscription for which you have already collected funds, you shall, upon the written request of the Company, promptly issue a refund check to the rejected subscriber. If the Company rejects any subscription for which you have not yet collected funds but have submitted the subscriber’s check for collection, you shall promptly issue a check in the amount of the subscriber’s check to the rejected subscriber after you have cleared such funds. If you have not yet submitted a rejected subscriber’s check for collection, you shall promptly remit the subscriber’s check directly to the subscriber.

4. You will provide electronic statements of the account with respect to the Escrow Account and the Pennsylvania Escrow Account in accordance with your practice to the parties listed in paragraph 13. Notice of the statements will be sent to each party at the e-mail address shown for that party. Upon written request, a party may receive paper statements in lieu of electronic statements. You will offer the parties the option of viewing statements (in PDF Format), account activity, investment holdings and other reports via the internet using Trust Online. Account information via Trust Online is for review purposes only, but can be downloaded and/or printed. You will notify parties at the beginning of each statement cycle that the statement is available. Upon the establishment of the Escrow Account and the Pennsylvania Escrow Account, you will send the parties a username, password and instructions for accessing Trust Online. Although precaution has been taken to ensure information is transmitted safely and securely, the Escrow

Agent does not guarantee or warrant the privacy or security of information on the Internet.

5. All funds in the Escrow Account and the Pennsylvania Escrow Account, until disbursed to the Company in accordance with paragraph 3 hereof, are to be held for the benefit of the shareholders of the Company and are not to (i) be commingled with the monies or become an asset of the Company, or (ii) be subject to attachment, levy or other encumbrance in any action by a third party against the Company.

6. Prior to the disbursement of funds deposited in the Escrow Account or the Pennsylvania Escrow Account, as applicable, in accordance with the provisions of paragraph 3 hereof, you shall invest all of the funds deposited in such accounts in “Short-Term Investments” (as defined below) in compliance with SEC Rule 15c2-4 and you are further authorized and you agree to reinvest all earnings and interest derived therefrom in the Short-Term Investments specified below. In the absence of written direction from the Company, funds deposited in the Escrow Account and the Pennsylvania Escrow Account, and any earnings and interest derived therefrom, shall be deposited in the First Republic Bank Business Money Market account. In the event that checks are returned to you for nonpayment, you are authorized to debit the Escrow Account in accordance with paragraph 2 hereof.

“Short-Term Investments” include obligations of, or obligations guaranteed by, the United States government or bank money market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds, including, without limitation, such certificates or instruments of American International Bank) that mature on or before the termination of the Offering, unless such instrument cannot be readily sold or otherwise disposed of for cash by the termination of the Offering without any dissipation of the Offering proceeds invested.

The following securities are not permissible investments:

(i) money market mutual funds;

(ii) corporate equity or debt securities;

(iii) repurchase agreements;

(iv) bankers’ acceptances;

(v) commercial paper; and

(vi) municipal securities.

7. All disbursements from the Escrow Account and the Pennsylvania Escrow Account, except for disbursements under the provisions of paragraph 3 hereof, shall be made by you only pursuant to this paragraph 7. You are authorized to rely upon letter instructions that you receive from the Company, and, solely with respect to calculations and allocations of interest income among subscribers, from the Dealer Manager, whether or not such instructions are correct, true or authentic; provided that, if in your opinion such letter instructions are unclear, you are authorized to rely upon the legal counsel to the Company in distributing such funds to the effect that distribution of the funds is authorized by the letter instructions of the Company and that distribution of the funds in that manner is authorized by and in compliance with such letter. For the purposes of this Agreement, you shall not accept any oral communications from any party. However, you shall not be required to disburse any funds attributable to checks that have not been collected, provided that you shall use your best efforts to promptly collect such funds after receipt of disbursement instructions from the Company in accordance with this paragraph, and shall disburse such funds in compliance with the disbursement instructions from the Company.

8. If the Offering terminates prior to receipt of the Required Capital or one or more of the Pennsylvania Subscribers elects to have his or her subscription returned in accordance with paragraph 3, interest income earned on subscription proceeds deposited in the Escrow Account (the “Escrow Income”) and the Pennsylvania Escrow Account (the “Pennsylvania Escrow Income”), as applicable, shall be calculated by the Dealer Manager in accordance with this paragraph 8, and shall be remitted to subscribers by you in accordance with paragraph 3 and without any deductions for escrow expenses. The Dealer Manager shall calculate each subscriber’s pro rata portion of Escrow Income as follows: the total amount of Escrow Income (or Pennsylvania Escrow Income, as applicable) shall be multiplied by a fraction, (i) the numerator of which is determined by multiplying the number of shares of Stock purchased by said subscriber times the number of days said subscriber’s proceeds are held in the Escrow Account (or the Pennsylvania Escrow Account, as applicable) prior to the date of disbursement, and (ii) the denominator of which is the total of the numerators for all such subscribers in such account.

9. As compensation for serving as Escrow Agent hereunder, you shall receive a fee, as set forth on Exhibit B. Notwithstanding anything contained herein to the contrary, you shall look to the Company for payment of the fees and expenses, and you waive all right of offset against the funds held in escrow pursuant to the terms of this Agreement.

10. In performing any of your duties hereunder, you shall not incur any liability to anyone for any damages, losses, or expenses, except for your willful misconduct, breach of trust, or gross negligence. Accordingly, you shall not incur any such liability with respect to any action taken or omitted (a) in good faith upon advice of your counsel given with respect to any questions relating to your duties and responsibilities under this Agreement, or (b) in reliance upon any instrument, including any written instrument or instruction provided for in this Agreement, not only as to its due execution and validity and effectiveness of its provisions but also as to the truth and accuracy of information contained therein, which you shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform to the provisions of this Agreement.

11. The Company hereby agrees to indemnify and hold you harmless against any and all losses, claims, damages, liabilities and expenses, including reasonable attorneys’ fees and disbursements, that may be imposed on you or incurred by you in connection with your acceptance of appointment as the Escrow Agent hereunder, or the performance of your duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof, except where such losses, claims, damages, liabilities and expenses result from your willful misconduct, breach of trust or gross negligence.

12. In the event of a dispute between the parties hereto sufficient in your discretion to justify doing so, you shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in your hands under this Agreement, together with such legal pleadings as you deem appropriate, and thereupon be discharged from all further duties and liabilities under this Agreement. In the event of any uncertainty as to your duties hereunder, you may refuse to act under the provisions of this Agreement pending order of a court of competent jurisdiction and you shall have no liability to the Company or to any other person as a result of such action. Any such legal action may be brought in such court as you shall determine to have jurisdiction thereof. The filing of any such legal proceedings shall not deprive you of your compensation earned prior to such filing.

13. All notices hereunder shall be made in writing. Any such notices shall be given by mailing with postage paid and certified or registered or by personal delivery or by telegraphing or faxing the same (transmission costs prepaid) to the respective party at the address listed below, and five (5) business days following the date of such mailing or the actual date of such personal delivery, telegraphing or faxing shall be the date of the giving of such notice.

If to you:

First Republic Trust Company

111 Pine Street, 4th Floor

San Francisco, CA 94111

Attn: Lawrence Wong

Direct Phone: (415) 288-7530

Fax: (415) 288-7500

E-mail: lwong@firstrepublic.com

If to the Company:

KBS Real Estate Investment Trust, Inc.

620 Newport Center Drive, Suite 1300

Newport Beach, CA 92660

Attn: Charles J. Schreiber, Jr.

Direct Phone: (949) 417-6600

Fax: (949) 417-6527

E-mail: cschreiber@kbsrealty.com

If to the Dealer Manager:

KBS Capital Markets Group LLC

620 Newport Center Drive, Suite 1200

Newport Beach, CA 92660

Attn: Ken Jaffe

Direct Phone: (949) 717-6203

Fax: (949) 717-6201

E-mail: kjaffe@kbs-cmg.com

Each party hereto may, from time to time, change the address to which notices to it are to be delivered or mailed hereunder by notice in accordance herewith to the other parties.

14. This Agreement shall be governed by the laws of the State of California as to both interpretation and performance without regard to the conflict of laws rules thereof.

15. The provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable only by the parties hereto and their respective legal representatives, successors and assigns.

16. The Company and the Dealer Manager hereby acknowledge that you are serving as Escrow Agent only for the limited purposes herein set forth, and hereby agree that they will not represent or imply that you, by serving as Escrow Agent hereunder or otherwise, have investigated the desirability or advisability of investment in the Company or have approved, endorsed or passed upon the merits of the Stock or the Company, nor shall they use your name in any manner whatsoever in connection with the offer or sale of the Stock other than by acknowledgment that you have agreed to serve as Escrow Agent for the limited purposes herein set forth.

17. This Agreement and any amendment hereto may be executed by the parties hereto in one or more counterparts, each of which shall be deemed to be an original.

18. Except as otherwise required for subscription funds received from Pennsylvania Subscribers, in the event that you receive checks after the Required Capital has been received and the proceeds of the Escrow Account have been distributed to the Company, you are hereby authorized to deposit such checks within one business day to any deposit account as directed by the Company. The application of such funds into a deposit account or forwarding such funds directly to the Company, in either case as directed by the Company, shall be a full acquittance to you and you shall not be responsible for the application of such funds thereafter.

19. You shall be bound only by the terms of this Agreement and shall not be bound by or incur any liability with respect to any other agreements or understandings between any other parties, whether or not you have knowledge of any such agreements or understandings.

20. The indemnification provisions set forth herein shall survive the termination of this Agreement.

21. Unless otherwise provided in this Agreement, final termination of this Agreement shall occur on the date that all funds held in the Escrow Account and the Pennsylvania Escrow Account are distributed either (a) to the Company or to subscribers pursuant to paragraph 3 hereof or (b) to a successor escrow agent upon written instructions from the Company.

22. You have no responsibility for accepting, rejecting or approving subscriptions.

23. This Agreement shall not be modified, revoked, released or terminated unless reduced to writing and signed by all parties hereto, subject to the following paragraph.

If, at any time, any attempt is made to modify this Agreement in a manner that would increase your duties and responsibilities or to modify this Agreement in any manner that you deem undesirable, or at any other time, you may resign by providing written notice to the Company, which resignation shall be effective upon the earlier of (a) the acceptance by a successor escrow agent appointed by the Company, or (b) 30 days after such written notice has been given, and your only remaining obligation shall be to perform your duties hereunder in accordance with the terms of the Agreement.

24. You may resign at any time from your obligations under this Escrow Agreement by providing written notice to the Company. Such resignation shall be effective on the date specified in such notice, which shall be not less than 30 days after such written notice has been given. You shall have no responsibility for the appointment of a successor escrow agent.

25. You may be removed by the Company by written notice to you effective on the date specified in such written notice. Your removal as the Escrow Agent shall not deprive you of compensation earned prior to such removal.

26. In the event of your removal or resignation as the Escrow Agent, the Company shall appoint a successor which, upon its acceptance in writing of such appointment delivered to you and the Company, shall be vested with all the rights, powers and duties of the Escrow Agent under this Agreement, and you shall be released and discharged from all further liability in connection with this Agreement. If the Company fails to appoint a successor Escrow Agent within 30 days after your removal or resignation, you may do one of the following:

(i) take no further action until directed by the Company; or

(ii) tender into the registry or custody of any court of competent jurisdiction all money or property in your hands under this Agreement, together with such legal pleadings as you deem appropriate.

You shall transfer, assign and deliver to your successor all of the property then held by you under this Agreement. You may also transfer to the successor escrow agent copies of your records as they relate to this Agreement as may be requested by the successor escrow agent, except as to those records that you have or may assert a claim of privilege. The successor escrow agent shall not be liable or responsible for anything done or omitted in the administration of the escrow accounts pursuant to this Agreement prior to the date it shall have become Escrow Agent, nor be required to audit or otherwise inquire into or take any action concerning the acts of any retiring Escrow Agent.

27. The obligations of the parties hereto are conditioned upon receipt by the Dealer Manager of approval from the National Association of Securities Dealers (the “NASD”) of the Dealer Manager’s Application for Approval of Change in Ownership, Control, or Business Operations made pursuant to NASD Rule 1017 (such approval, the “NASD Approval”). Prior to receipt by the Escrow Agent of written notice of the NASD Approval, the Escrow Agent shall not be obligated to receive or deposit any check related to the offering.

[signatures on following page]

Agreed to as of the day of November, 2005.

KBS REAL ESTATE INVESTMENT TRUST, INC.

By:
Name: Title:	Charles J. Schreiber, Jr. Chief Executive Officer

KBS CAPITAL MARKETS GROUP, LLC

By:
Name: Title:	Ken Jaffe Chief Operating Officer

The terms and conditions contained above are hereby accepted and agreed to by:

FIRST REPUBLIC TRUST COMPANY

By:
Name: Title:

EXHIBIT A

[Form of Notice to Pennsylvania Subscribers]

You have tendered a subscription to purchase shares of common stock of KBS Real Estate Investment Trust, Inc. (the “Company”). Your subscription is currently being held in escrow. The guidelines of the Pennsylvania Securities Commission do not permit the Company to accept subscriptions from Pennsylvania residents until an aggregate of $66,700,000 of gross offering proceeds have been received by the Company. The Pennsylvania guidelines provide that, until this minimum amount of offering proceeds is received by the Company, every 120 days during the offering period Pennsylvania Subscribers may request that their subscription be returned.

If you wish to continue your subscription in escrow until the Pennsylvania minimum subscription amount is received, nothing further is required.

If you wish to terminate your subscription for the Company’s shares of common stock and have your subscription returned please so indicate below, sign, date, and return to the Escrow Agent, First Republic Trust Company, 111 Pine Street, 4th Floor, San Francisco, CA 94111, Attn: Lawrence Wong

I hereby terminate my prior subscription to purchase shares of common stock of KBS Real Estate Investment Trust, Inc. and request the return of my subscription funds. I certify to KBS Real Estate Investment Trust, Inc. that I am a resident of Pennsylvania.

Signature:

Name:
(please print)

Date:

Please send the subscription refund to:

EXHIBIT B

KBS Real Estate Investment Trust, Inc.

Escrow Agent Fee Schedule

Annual Escrow Agent Fee	$5,000

The first annual fee will be payable upon the execution of this Escrow Agreement and subsequent fees will be payable annually in advance.

Transaction Fee	$25 for each transaction

Applicable to all securities transactions, disbursements, returned checks, and 1099s generated for the Escrow Account.

Fees shall be deemed fully earned when paid and shall not be subject to offset or allocation in the event that Escrow Agent acts for less than a full year.

All fees due to the Escrow Agent will be paid by KBS Real Estate Investment Trust, Inc. in accordance with the provisions of Section 9 of the Escrow Agreement.